SEC CORRESPONDENCE

MedicalCV, Inc.
9725 South Robert Trail
Inver Group Heights, Minnesota 55077

April 29, 2005

Writer's Direct Dial:
(651) 234-6699

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Medical CV, Inc.
Registration Statement on Form SB-2
(Registering 63,122,500 Shares of Common Stock on Behalf of Selling Shareholders)

Ladies and Gentlemen:

        On behalf of MedicalCV, Inc. (the "Company"), attached please find an EDGAR transmission of the Company's Registration Statement on Form SB-2 pursuant to the Securities Act of 1933, as amended. The Company hereby certifies that it has wire-transferred the applicable filing fee to the SEC's account at Mellon Bank.

        If you have any questions, please contact the undersigned at (651) 234-6699 or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Very truly yours,
/s/ JOHN H. JUNGBAUER John H. Jungbauer Vice President, Finance and Chief Financial Officer
cc:	Avron L. Gordon, Esq. Brett D. Anderson, Esq.